SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)


                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                           Magal Security Systems Ltd.



6-K Items

1. Press Release re Magal to Appear at the Friedman Billings Ramsey 2005 Homeland Security and Defense Conference dated March 1, 2005.

                                                                          ITEM 1

Magal to Appear at the Friedman Billings Ramsey 2005 Homeland Security and Defense Conference

Tuesday March 1, 8:00 am ET

YAHUD, Israel, March 1 /PRNewswire-FirstCall/ -- Magal Security Systems, Ltd. (NASDAQ NM:MAGS, TASE:MAGS) announced that Brig. General (Ret.) Emanuel Shaked will be representing Magal at the Friedman Billings Ramsey 2005 Washington Conference. The Washington conference deals with the areas of Homeland Security, Defense and Government IT issues and is to be held at the Mandarin Oriental in Washington DC.

Mr. Shaked, VP of Marketing for Magal, previously served in a number of top positions within the Israeli Defense Force (IDF). These include head of operations, head of special operations and commander-in-chief of the Paratroop corps for the IDF.

Mr. Shaked will be representing Magal in the panel presentation discussing Ports, Borders and First Responders. The panel is scheduled for Thursday, March 3rd 2005 from 8:35am-9:25am.

On the same day, March 3rd, from 2:55pm to 3:25pm, Mr. Shaked will also be presenting Magal to investors, and will be describing the company and its strategy in the Homeland Security, Perimeter Protection and Defense markets.

About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. (Magal) is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies Video Monitoring Services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Mexico, Romania and an office in China.

Magal trades in the U.S. on the NASDAQ National Market since 1993 and in Israel on the Tel-Aviv Stock Exchange (TASE) since July 2001, in both under the symbol MAGS.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Report on Form 8-K filed with the Securities and Exchange Commission.

    Contacts:
    Magal Security Systems Ltd,        GK International,
    Raya Asher,                        Ehud Helft/Kenny Green,
    CFO,                               Tel: +1-866-704-6710
    Tel: +972-3-539-1444               Int'l dial: +972-3-607-4717
    Fax: +972-3-536-6245               E-mail: ehud@gk-biz.com
    E-mail: magalssl@trendline.co.il   kenny@gk-biz.com






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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board and
                                                Chief Executive Officer



Date:  March 1, 2005